FILER:

           COMPANY DATA:
                COMPANY CONFORMED NAME:             ALLIANT ENERGY CORPORATE SERVICES, INC
                CENTRAL INDEX KEY:
                STANDARD INDUSTRIAL CLASSIFICATION:
                IRS NUMBER:
                STATE OF INCORPORATION:
                FISCAL YEAR END:

           FILING VALUES:
                FORM TYPE:                          U-6B-2
                SEC ACT:
                SEC FILE NUMBER:
                FILM NUMBER:

           BUSINESS ADDRESS:
                STREET 1:                           222 WEST WASHINGTON AVENUE
                CITY:                               MADISON
                STATE:                              WI
                ZIP:                                53703
                BUSINESS PHONE:                     608-252-3311

           MAIL ADDRESS:
                     STREET 1:                      P.O. BOX 192
                     CITY:                          MADISON
                     STATE:                         WI
                     ZIP:                           53701-0192



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D. C. 20549

                                  FORM U-6B-2

                          Certificate of Notification

                    ALLIANT ENERGY CORPORATE SERVICES, INC.
             (Formerly known as "Alliant Services Company, Inc.")

      This certificate is filed by Alliant Energy Corporate Services, Inc.("Servco") on behalf of itself and Alliant Energy Integrated Services Company,("AEIS")(formerly "Alliant Energy Industrial Services, Inc."), Alliant Energy Field Services, Alliant Energy Integrated Services Company, Alliant Energy Integrated Services-Energy Management LLC, Alliant Energy Integrated Services-Energy Solutions LLC, Alliant Energy International, Inc.("AEI")(formerly "IES International Inc."), Alliant Energy Investco, Inc.("Investco")(formerly "IES Investco Inc."), Alliant Energy Investments, Inc. ("Investments")(formerly "IES Investments Inc."), Alliant Energy Resources Inc.("AER"), Alliant Energy Transportation, Inc.("AET")(formerly "IES Transportation Inc."), Capital Square Financial Corporation("CSFC"), Cedar Rapids and Iowa City Railway Company("CRANDIC"), Energys, Inc., Energy Performance Services, EUA Cogenex, Heartland Energy Group, Heartland Properties,("HPI"), Heartland Energy Services, Inc.("HES"), IEA Delaware, IEI Barge Services Inc.("Barge"), Industrial Energy Applications, Inc.("IEA"), Iowa Land & Building Company("ILBC"), Prairie Ridge Business Park, LP("Prairie"), RMT, Inc., Schedin & Associates, Inc.("Schedin"), SVBK consulting Group, Inc., Transfer Services, Inc ("Transfer")(formerly "IES Transfer Services Inc."), Village Lakeshares Inc.("Village"), Whiting Petroleum Corporation("Whiting"), and Williams Bulk Transfer.

      This certificate is notice that Alliant Energy Resources, Inc., during the period from July 1, 2001 through September 30, 2001, has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48 Paragraph 36,621].


1. Type of the security - Commercial paper notes issued by Alliant Energy Resources, Inc.

2.     Issue, renewal or guaranty - New Issues

3.     Principal amount - See Schedule 1

4.     Rate of interest - See Schedule 1

5. Date of issue, renewal or guaranty - From July 1, 2001 through September 30, 2001

6.     If renewal of security, give date of original issue - Not Applicable

7. Date of maturity of each security - various ranging from 1 day to 72 days.

8. Name of the person to whom each security was issued, renewed or guarantied: Cede & Co.

9.     Collateral given with each security:  None

10.    Consideration received for each security:  See Schedule 1

11.    Application of proceeds of each security:  See Schedule 1

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of
       a.  the provisions contained in the first sentence of 6(b),  :
       b.  the provisions contained in the fourth sentence of 6(b),  :
       c. the provisions contained in any rule of the commission other than Rule U-48, : X

13.    Not Applicable

14.    Not Applicable

15     Exempt from provisions of 6(a) under Rule 52.


                                        ALLIANT ENERGY CORPORATE SERVICES, INC.

Date: November 9, 2001                  By:
      ----------------                  ----------------------------------
                                          Edward M. Gleason, VP - Treasurer


                                  Form U-6B-2
                                  Schedule 1

                    ALLIANT ENERGY CORPORATE SERVICES, INC.

              PERIOD FROM JULY 1, 2001 THROUGH SEPTEMBER 30, 2001

1. During the period from July 1, 2001 through September 30, 2001, Alliant Energy Resources, Inc. issued commercial paper to fund borrowings of participants from the Non-Utility Money Pool as follows:

                                     July                August             September             Quarter
                                 ----------------------------------------------------------------------------
Beginning Balance                $ 463,000,000        $ 500,575,000        $ 552,500,000        $ 463,000,000
CP Issued                        $ 227,500,000        $ 475,500,000        $ 623,800,000      $ 1,326,800,000
CP Matured                       $ 189,925,000        $ 423,575,000        $ 607,300,000      $ 1,220,800,000
Ending Balance                   $ 500,575,000        $ 552,500,000        $ 569,000,000        $ 569,000,000


2.    The weighted average interest rate for the period was as follows:

JULY            3.797%
AUGUST          3.671%
SEPTEMBER       3.508%
QUARTER         6.659%

3. During the period indicated above, Alliant Energy Corporate Services, Inc. ("Services") acted as agent for Alliant Energy Resources, Inc. in the management and coordination of the Non-Utility Money Pool. For each participant in the Non-Utility Money Pool, the principal amount of net short-term borrowings and (repayments) by month during the Reporting Period are as follows:


                                                            Beginning         Borrowing/           Ending
Participant                             Month                Balance          (Repayment)          Balance
--------------------------------------------------------------------------------------------------------------
Alliant Energy                         July                  284,287.30        (18,499.45)         302,786.75
Field Services                         August                302,786.75           1,431.67         301,355.08
                                       September             301,355.08        (20,504.27)         321,859.35

Alliant Energy                         July                5,502,814.93       (273,343.37)       5,776,158.30
Integrated Services Company            August              5,776,158.30       (268,831.21)       6,044,989.51
                                       September           6,044,989.51       1,265,860.20       4,779,129.31

Alliant Energy                         July               12,341,931.19       (224,471.98)      12,566,403.17
Integrated Services Company            August             12,566,403.17       (194,012.89)      12,760,416.06
Energy Management LLC                  September          12,760,416.06       (179,892.88)      12,940,308.94

Alliant Energy                         July                1,196,249.02        (55,958.97)       1,252,207.99
Integrated Services Company            August              1,252,207.99        (58,768.90)       1,310,976.89
Energy Solutions LLC                   September           1,310,976.89       (116,701.60)       1,427,678.49

Alliant Energy                         July              311,034,343.48    (18,614,531.26)     329,648,874.74
International, Inc.                    August            329,648,874.74    (56,436,258.74)     386,085,133.48
                                       September         386,085,133.48       1,516,106.51     384,569,026.97

Alliant Energy                         July               44,094,145.33       (288,462.33)      44,382,607.66
Investments, Inc.                      August             44,382,607.66       (856,578.85)      45,239,186.51
                                       September          45,239,186.51       (319,244.28)      45,558,430.79

Alliant Energy                         July                4,422,084.13        (22,784.91)       4,444,869.04
Transportation, Inc.                   August              4,444,869.04        (26,002.11)       4,470,871.15
                                       September           4,470,871.15        (26,080.13)       4,496,951.28

Capital Square                         July              (4,939,735.68)          21,430.91     (4,961,166.59)
Financial Corp.                        August            (4,961,166.59)         509,480.25     (5,470,646.84)
                                       September         (5,470,646.84)          38,734.54     (5,509,381.38)


Cedar Rapids &                         July              (1,849,936.64)       1,001,687.70     (2,851,624.34)
Iowa City Railway                      August            (2,851,624.34)         943,062.67     (3,794,687.01)
                                       September         (3,794,687.01)        (21,376.73)     (3,773,310.28)

Energys, Inc.                          July                  643,963.72          20,200.82         623,762.90
                                       August                623,762.90          11,445.86         612,317.04
                                       September             612,317.04        (99,198.34)         711,515.38

Energy Performance Services            July               15,742,644.71       (545,447.31)      16,288,092.02
                                       August             16,288,092.02     (1,382,242.88)      17,670,334.90
                                       September          17,670,334.90     (1,147,980.27)      18,818,315.17

EUA Cogenex                            July               65,514,238.69       (822,312.99)      66,336,551.68
                                       August             66,336,551.68       (761,247.22)      67,097,798.90
                                       September          67,097,798.90         625,409.89      66,472,389.01

Heartland Energy                       July              (9,170,208.86)     (5,071,706.46)     (4,098,502.40)
Group                                  August            (4,098,502.40)     (3,825,818.76)       (272,683.64)
                                       September           (272,683.64)     (9,241,385.79)       8,968,702.15

Heartland                              July              (1,799,482.73)       (193,831.17)     (1,605,651.56)
Properties, Inc.                       August            (1,605,651.56)       (386,957.36)     (1,218,694.20)
                                       September         (1,218,694.20)       (559,273.21)       (659,420.99)

HES                                    July                1,978,819.44        (12,037.27)       1,990,856.71
                                       August              1,990,856.71        (13,620.28)       2,004,476.99
                                       September           2,004,476.99        (11,903.70)       2,016,380.69

IEA Delaware                           July               16,995,260.40         266,803.02      16,728,457.38
                                       August             16,728,457.38         150,543.72      16,577,913.66
                                       September          16,577,913.66          51,997.63      16,525,916.03

IEI Barge                              July                (783,670.34)          84,910.70       (868,581.04)
Services, Inc.                         August              (868,581.04)        (70,593.69)       (797,987.35)
                                       September           (797,987.35)       (236,232.91)       (561,754.44)

Industrial Energy                      July               27,491,494.49       (236,096.94)      27,727,591.43
Applications, Inc.                     August             27,727,591.43       (381,539.50)      28,109,130.93
                                       September          28,109,130.93       (743,940.76)      28,853,071.69

Iowa Land & Building                   July                4,127,157.86    (11,631,499.55)      15,758,657.41
Company                                August             15,758,657.41           7,230.90      15,751,426.51
                                       September          15,751,426.51          48,561.81      15,702,864.70

Prairie Ridge                          July                    2,609.89            (69.43)           2,679.32
Business Park, L.P.                    August                  2,679.32           (349.69)           3,029.01
                                       September               3,029.01           (428.14)           3,457.15


RMT, Inc.                              July              (3,683,682.53)         275,978.00     (3,959,660.53)
                                       August            (3,959,660.53)         229,754.33     (4,189,414.86)
                                       September         (4,189,414.86)         412,861.83     (4,602,276.69)

Schedin &                              July                  965,802.73          34,256.16         931,546.57
Associates, Inc.                       August                931,546.57        (67,071.98)         998,618.55
                                       September             998,618.55         (7,618.38)       1,006,236.93

SVBK Consulting                        July                1,660,186.00        (10,007.23)       1,670,193.23
Group, Inc.                            August              1,670,193.23        (10,067.55)       1,680,260.78
                                       September           1,680,260.78       (133,903.21)       1,814,163.99

Transfer                               July                 (68,727.16)          30,252.68        (98,979.84)
Services, Inc.                         August               (98,979.84)           1,556.08       (100,535.92)
                                       September           (100,535.92)          41,329.01       (141,864.93)

Village Lakeshares,                    July                3,168,907.08         143,567.90       3,025,339.18
Inc.                                   August              3,025,339.18         116,727.72       2,908,611.46
                                       September           2,908,611.46         149,808.77       2,758,802.69

Whiting Petroleum                      July              137,354,571.53       3,502,289.51     133,852,282.02
Corporation                            August            133,852,282.02    (29,381,251.15)     163,233,533.17
                                       September         163,233,533.17     (1,639,552.22)     164,873,085.39

Williams Bulk                          July                5,208,673.07         418,354.54       4,790,318.53
Transfer                               August              4,790,318.53        (82,201.73)       4,872,520.26
                                       September           4,872,520.26          85,965.52       4,786,554.74



4. During the period indicated above, the participants in the Non-Utility Money Pool used borrowings from the pool for financing acquisitions and investments and for general corporate purposes.

5. During the period indicated above, the participants in the Non-Utility Money Pool were engaged in the following types of business:

a. Alliant Energy Field Services, LLC. - Holding Company for a partial interest in gas pipe-line investments.

b.    Alliant Energy Integrated Services Company - Holding Company.

c. Alliant Energy Integrated Services-Energy Management LLC - Provides energy information services.

d. Alliant Energy Integrated Services-Energy Solutions LLC - Provides energy consulting and solutions.

e. Alliant Energy International, Inc. (formerly "IES International Inc.") - Investments in foreign utilities.

f. Alliant Energy Investments, Inc. (formerly "IES Investments Inc.") - Holding company for miscellaneous investments in real estate and venture capital.

g. Alliant Energy Resources Inc. - Holding company for non-utility subsidiaries of Alliant Energy Corporation.

h.    Alliant Energy Transportation, Inc. (formerly "IES Transportation Inc.")
      - Holding company for transportation related subsidiaries.

i.    Capital Square Financial Corp. - Financing services.

j.    Cedar Rapids and Iowa City Railway Company - Short-line freight railway.

k.    Energys, Inc. - Installation and service of energy systems.

l. Energy Performance Services, Inc. - Provides resources to reduce energy consumption & related operating costs to industrial, institutional
      & federal government entities.

m. EUA Cogenex - Provides resources to reduce energy consumption & related operating costs to industrial, institutional & federal government entities.

n. Heartland Energy Group - Natural gas commodity and management services company.

o. Heartland Properties, Inc. - Real estate management and community development.

p.    HES - Holding company with an ownership in ReGenCo LLC.

q. IEA Delaware - Parent company for 3 gas and oil pipelines located in Texas.

r.    IEI Barge Services Inc. - Barge terminal and hauling services.

s.    Industrial Energy Applications, Inc. - Commodities-based energy services.

t.    Iowa Land & Building Company - Real estate purchasing.

u.    Prairie Ridge Business Park, LP - Real estate holding company.

v.    RMT, Inc. - Environmental consulting and engineering.

w.    Schedin & Associates, Inc. - Energy consulting.

x.    SVBK - Consulting firm.

y. Transfer Services, Inc. (formerly IES Transfer Services Inc) - Operates storage facilities.

z.    Village Lakeshares Inc. - Real estate and community development.

aa.   Whiting Petroleum Corporation - Crude oil production.

bb.   Williams Bulk Transfer - Bulk materials transloading & storage facility